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                            June 22, 2023

       Sammy Farah, M.B.A., Ph.D.
       President and Chief Executive Officer
       Turnstone Biologics Corp.
       9310 Athena Circle, Suite 300
       La Jolla, California 92037

                                                        Re: Turnstone Biologics
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 12, 2023
                                                            File No. 333-272600

       Dear Sammy Farah:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Correspondence dated June 21, 2023

       Common Stock Valuation and Stock Issuance, page 9

   1. You state that you issued 732,600 shares of common stock on February 27, 2023 to
                                                        Moffitt pursuant to the
Alliance Agreement, which is treated as a performance-based stock award for accounting
purposes. You state on page F-63 of the Form S-1 the issuance of shares in the three
months ended March 31, 2023 related to the achievement of a
                                                        milestone for the start
of the Phase 1 trial. Please address the following:
                                                            Tell us why the
issuance of common stock in connection with the achievement of milestones for the
Alliance Agreement is considered a performance-based stock
                                                            award instead of
research and development expense as incurred. In this regard, please address all
issuances of common stock relating to the Alliance Agreement, including the 732,600 common
shares issued on February 27, 2023.
 Sammy Farah, M.B.A., Ph.D.
FirstName  LastNameSammy
Turnstone Biologics Corp. Farah, M.B.A., Ph.D.
Comapany
June       NameTurnstone Biologics Corp.
     22, 2023
June 22,
Page 2 2023 Page 2
FirstName LastName
                Clarify what fair value was assigned to the shares issued on February 27, 2023 and why there is no amount in the Statement of Stockholders' Equity on page F-42 of the
              Form S-1.
                Address the reason for the difference between the fair value of the stock issued and the estimated offering price.

Registration Statement on Form S-1 filed June 12, 2023

Prospectus Summary, page 1

2. You state on page 1 and throughout that TILs are a "clinically validated technology for treating solid tumors." Please revise the Summary and Business section to describe what you mean by "clinically validated" and the basis for that claim. In this regard, we note your disclosure on page 45 that TIL therapy is an emerging field with no approved TIL therapies.
3. We note your response to prior comment 3, which we reissue in part. In the Summary and
         Business sections where you describe third party clinical trial results that you believe support the potential of your Selected TIL approach, please further revise your definition of terms such as "progression-free survival" and "complete response rate" to clarify, if true, that such terms do not indicate that the patient was cured of the condition, or advise.
4. We note that your revisions in response to prior comment 3 defined the Company's use of terms "clinical benefit" and "clinically meaningful." Notwithstanding, in the Prospectus
         Summary and Business sections, please revise your disclosure to remove conclusory references as to "clinical benefit" to avoid any suggestion that TIL products generally, or your TIL product candidates specifically, have demonstrated or are likely to demonstrate safety or efficacy. Findings of safety and efficacy are solely within the authority of the
         FDA. In this regard, we note your disclosure on page 41 stating that "the FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease[.]" You may present clinical trial end points and objective data resulting from trials without concluding benefit or efficacy.

         Additionally, please balance references to "clinical benefit" in the context of the
         Company's mission or belief in the potential of its product candidates by
         highlighting disclosure regarding the early stage of the Company's product development and the lack of FDA approval for any TIL product to date, including your product candidates. Clarify, if true, that the Company's beliefs regarding its product candidates are not yet supported by statistically significant trial results, and that your current and any future product candidates will require additional preclinical or clinical development, regulatory review and approval in one or more jurisdictions.
5. We note your response to prior comment 8, which we reissue in part. Where appropriate, please revise your disclosure to briefly describe the nature of an investigator-sponsored
 Sammy Farah, M.B.A., Ph.D.
FirstName  LastNameSammy
Turnstone Biologics Corp. Farah, M.B.A., Ph.D.
Comapany
June       NameTurnstone Biologics Corp.
     22, 2023
June 22,
Page 3 2023 Page 3
FirstName LastName
         study, explain how such a study differs from a clinical trial sponsored by your company, and summarize your role/responsibility, if any, in the trial (e.g., financial funding).
Our Strategy, page 6

6. We note your response to prior comment 11, which we reissue in part. On page 6 and elsewhere throughout, you state that you are pursuing a clinical development strategy for
         TIDAL-01 designed to support moving into pivotal trials. Please further revise your disclosure to clarify that you are in very early stages of development as you have on page
         19 and state the factors that will determine whether your TIDAL-01 trials are sufficient to move into pivotal trials and who will make such determination. Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Our Results of Operations
Collaboration Revenue, page 104

7. We note your response to prior comment 17, which we reissue in part. You disclose on page 105 that each of the AbbVie Agreement and Takeda Agreement were terminated by the counterparty pursuant to their terms. Please further revise your disclosure to briefly explain, to the extent known, why each counterparty chose to terminate its agreement with the Company in accordance with its termination for convenience rights.
8. We note your disclosure regarding the collaboration agreement with Takeda. We also note your disclosure on page F-26 stating that Takeda has "equity purchase commitments of up to $20.0 million." Please revise your disclosure here, and elsewhere as appropriate, to disclose the details of Takeda's equity purchase commitment.
Business
Clinical Evidence Supporting Viral Immunotherapy Combination, page 147

9. We note your response to prior comment 25. Please further revise your description of the serious adverse events in your prior clinical trial to describe and/or define the following terms: "pyrexia," "sinus tachycardia," "antidiuretic hormone secretion," "ascites,"
         "colitis," "cholecystitis," "enterocolitis," "hyponatraemia," "hypoaesthesia,"
         "monoparesis," and haemorrhagic shock."
Notes to the Financial Statements for the Fiscal Year Ended December 31, 2022
7. Asset Acquisition, page F-28

10. If the Myst acquisition is appropriately accounted for as an asset acquisition, the contingent milestone payments should first be assessed under ASC 815. If ASC 815 is not applicable, the contingent payments should typically be accounted for under ASC 450-20-
         25-2 unless they are required to be accounted for under other US GAAP. With regard to the second and third milestones, if you continue to believe ASC 480 is appropriate, please address the following:
             Clarify why the payments meet the scope criteria in ASC 480. Please tell us why you
 Sammy Farah, M.B.A., Ph.D.
Turnstone Biologics Corp.
June 22, 2023
Page 4
           believe the individual milestones are freestanding financial instruments. Refer to
           ASC 480-10-15-3 and the definition of freestanding financial instrument in ASC 480-
           20. Tell us the basis for your statement on page F-29 that the milestones are not contingent on one another, and do not need to be achieved in any specific order.
             Since the payments may be made in cash or shares at your option, provide us a thorough analysis as to why you believe ASC 480 is applicable. Cite the specific paragraphs within ASC 480 you have used to account for the contingent payments in the asset acquisition.
Notes to the Financial Statements for the Three Months Ended March 31, 2023
6. Agreements
Takeda Pharmaceutical Company Limited
Termination of Discovery Program, page F-59

11. You state that the Takeda Agreement is being terminated effective as of July 6, 2023 and that you ceased all work under the Takeda Agreement as of March 31, 2023. You concluded there are no remaining estimated services associated with the obligations under the Takeda Agreement. Please tell us why you believe there are no further performance obligations under the agreement such that revenue recognition of the remaining Deferred
      Revenue as of March 31, 2023 is appropriate. Provide us the applicable paragraphs in the agreement, including the termination clauses, and tell us why you have met the performance obligations prior to the effective date of the termination pursuant to the agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christine Torney at 202-551-3652 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                           Sincerely,
FirstName LastNameSammy Farah, M.B.A., Ph.D.
Comapany NameTurnstone Biologics Corp.                     Division of
Corporation Finance
                                                           Office of Life
Sciences
June 22, 2023 Page 4
cc:
FirstName Ryan Sansom
          LastName